Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934.

Subject Company: El Paso Corporation

Commission File No.: 001-14365

Commission File No. for Registration Statement

on Form S-4: 333-177895

November 17, 2011, Issue 7

Welcome to Frontlines, El Paso’s monthly communication tool for leaders. Frontlines provides timely, at-a-glance information for you to know and communicate to your teams.

Kinder Morgan-El Paso Transaction

What you need to know:

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Keeping team members motivated, involved, and engaged in business-as-usual matters will help mitigate uncertainty and maintain focus as we manage our businesses safely, effectively, and efficiently. Remain very visible among team members by interacting with them regularly, listening, asking how they are doing, and keeping the dialogue open. We all have an important role to play in positioning our company for a successful transaction, while demonstrating our professionalism, maintaining our outstanding reputation, and staying true to our vision and values.

•

Make sure you have what you need to lead. If you have questions or need help addressing transaction-related matters or individual scenarios with your team members, please reach out to your supervisor or your HR representative.

What to tell your team:

As a follow up to Doug’s comments during the November 10 all-employee meeting, please reiterate the following updates to your teams:

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Critical regulatory, transition, and integration planning processes are progressing on schedule, including filing of Kinder Morgan’s Form S-4, review by the Federal Trade Commission, and the launch of an active E&P data room.

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Kinder Morgan expects to complete their organizational structure design by year-end 2011, which will include the framework of functions and roles; however, team member placement will be determined and communicated approximately 30-60 days prior to the closing of the transaction, which is anticipated to take place during the second quarter of 2012 after regulatory approvals.

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A retention program has been finalized for employees who were slated to transition to EP Energy. The plan applies to all eligible full-time EP Energy employees with additional retention paid to employees identified by leadership who have certain skills necessary for the process of selling the E&P company and/or running our business. Full details will be shared with team members by early December.

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A number of questions have been submitted by employees about areas currently under review by the transition planning teams. Topics include health care benefits, retirement plans, programs and systems, organizational structures and locations, and employee-related policies and services, as well as what the combined company will look like following the closing of the transaction. Teams at Kinder Morgan and El Paso are actively working on these items, and decisions and directions about these areas will be communicated as soon as it is feasible. Your patience is appreciated.

Annual Benefits Enrollment

What you need to know:

Annual benefits enrollment is open now through November 23.

What to tell your team:

☐	Even if you are not changing your coverage, you must enroll and attest to non-tobacco or tobacco use, or you and your covered dependents will automatically default to the tobacco-user rate.
☐

The coverage you select during annual enrollment will apply through the closing of the Kinder Morgan-El Paso transaction. Information about benefits coverage following the closing of the transaction will be communicated as soon as it’s available.

Performance Management Program (PMP)

What you need to know:

Although the ranking portion of the PMP process was accelerated, the timeframes for leaders to communicate 2011 reviews and rankings, as well as for employees to provide input on their appraisals, have been extended to allow more time for this important process.

What to tell your team:

☐	Please be aware of the revised PMP schedule:
•	December 18: Ranking and reviews system closes to leaders.
•	December 1-March 2: Leaders communicate 2011 reviews and rankings to team members.
•	Through March 16: After receiving their reviews, employees can add comments in the PMP system.

The Neighbor to Have

What you need to know:

Across all of El Paso, our vision and values will continue to be cornerstones of our company, including being the Neighbor to Have. However, in preparation for the closing of the transaction, certain aspects of our giving and volunteerism will need to be adjusted to ensure a seamless transition.

What to tell your team:

☐

The Communications and Community Relations (CCR) group is developing a process for El Paso’s Give Where You Live dollar-for-dollar matching program and STEP volunteer events. Information on how employees can handle their current contributions in advance of the transaction’s closing will be available on El Paso Today soon.

☐	Please contact John Sousa, Chris Jones, Leticia Konigsberg, or Linda Black in CCR with any questions about Neighbor to Have activities.

Questions and Resources

> For up-to-date information on the transition, including the latest questions and answers, visit the Transaction Information Center on El Paso Today.

> Submit questions or topics you’d like covered to the Communications and Community Relations Mailbox.

> Visit the Frontlines Archive.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction including a preliminary Information Statement/Prospectus of KMI and a preliminary Proxy Statement of El Paso Corporation (“EP”). The Registration Statement has not yet become effective. Following the Registration Statement having been declared effective by the SEC, KMI and EP, plan to file with the SEC and mail to their respective stockholders a definitive Information Statement/Proxy Statement/Prospectus in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, INCLUDING THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the preliminary Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	KinderMorgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000 Houston, Texas 77002 Attention: Investor Relations	1001 Louisiana Street Houston, Texas 77002 Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
Email:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010, and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2010, and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.